02018103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC FILE NUMBER
~~8-5298~~ 8-9528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C. MAR 1 2002 080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MASSACHUSETTS AVENUE, NW
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDOLPH GREGG (202) 293-1900
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, RANDOLPH GREGG, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of MUTUAL FUNDS INVEST5MENT COMPANY, INC., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Randolph Gregg
Signature

President
Title

Wendy A. Reilly
Notary Public

WENDY A. REILLY
NOTARY PUBLIC DISTRICT OF [redacted]
MY COMMISSION EXPIRES: [redacted]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mutual Funds Investment Company, Inc.

We have audited the accompanying statement of financial condition of Mutual Funds Investment Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Investment Company, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

Feburary 25, 2002

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	70,855
Equity mutual funds at Market Value (Cost $94,124)		95,742
Mutual fund commissions receivable		-
Income taxes receivable		3,795
Prepaid expenses - regulatory fees and rent		1,854
Total assets	$	172,246

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	195
Income taxes payable - deferred		400
Total liabilities		595
Stockholders' equity		
Common stock		
($1 Par-1000 shares issued, 750 shares outstanding)		1,000
Additional paid-in capital		25,334
Retained earnings		280,657
Less: Treasury stock (250 shares, at cost)		(135,340)
Total shareholders' equity		171,651
Total liabilities and shareholders' equity	$	172,246

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Mutual fund commissions and fees	$ 39,778
Unrealized gains/(losses) on equity mutual funds owned	(14,772)
Dividends	4,679
Capital gain distributions	-
	29,685
Expenses	
Commissions	19,474
Accounting fees	4,275
Regulatory expenses	1,155
Rent	7,764
Telephone	309
Other expenses	3
	32,980
Net income/(loss) before income taxes	(3,295)
Income tax expense/(benefit)	
Current	
Federal $1,519 District of Columbia $1,196	2,715
Deferred	
Federal $(1,524), District of Columbia $(1,572)	(3,096)
	(381)
Net income/(loss)	$ (2,914)

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional paid-in Capital	Retained Earnings	Treasury Stock
Balance on January 1, 2001	$ 1,000	$ 25,334	$ 283,571	$ (135,340)
Net income/(loss)	-	-	(2,914)	-
Dividends paid in cash	-	-	-	-
Balance on December 31,2001	$ 1,000	$ 25,334	$ 280,657	$ (135,340)

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income/(loss)	$ (2,914)
Adjustments to reconcile net income to net cash	
Unrealized loss on equity mutual funds	15,283
Decrease in other assets	(3,378)
Decrease in liabilities	(5,056)
Net cash flows from operating activities	3,935
Cash flows from investing activities	
Purchases of equity mutual funds	(19,523)
Increase (decrease) in cash and cash equivalents	(15,588)
Beginning cash and cash equivalents	86,443
Ending cash and cash equivalents	$ 70,855

Supplemental Disclosures of Cash Payments

Cash payments of income taxes	$ ------

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001

NOTE 1 - CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness", as defined, to "net capital", as defined, not exceed 15 to 1. At December 31, 2001, the firm's ratio of aggregate indebtedness to net capital was .0013 to 1, and net capital was $154,514 as compared to the required minimum net capital of $25,000.

NOTE 2 - ACCOUNTING POLICIES

Cash and cash equivalents include cash on deposit in banks and money market mutual funds.

The firm uses the accrual method of accounting.

Security transactions are recorded on settlement date. Equity mutual funds held as investments are carried at market value with the change in unrealized appreciation or depreciation included currently in operating income.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net unrealized gain on equity mutual funds held as investments is the only temporary difference at December 31, 2001.

(Continued)

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001

NOTE 3 - BUSINESS ACTIVITIES

During 2001 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 4 - OFFICE LEASE COMMITMENT

In accordance with the terms of a lease for office space which expired January 31, 1998, the firm is continuing to occupy the office space on a month to month basis.

NOTE 5 - CASH

At December 31, 2001, cash included $65,621 invested in the T. Rowe Price Summit Fund, a money market mutual fund.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SCHEDULE I

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Total stockholders' equity	$	171,651
Deductions and/or charges		
Non-allowable assets - prepaid expenses		1,854
Net capital before haircuts on securities positions		169,797
Haircuts on securities		
Mutual funds		15,283
Net capital	$	154,514

See accompanying notes to financial statements.

SCHEDULE II

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

DECEMBER 31, 2001

Minimum net capital required	$	13
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital at 1500%	$	129,514
Excess net capital at 1000%	$	154,494

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	195
Percentage of aggregate indebtedness to net capital		.13%

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

DECEMBER 31, 2001

The difference between the computation of net capital under rule 15c3-1 in this report and such computation in respondent's most recent unaudited filing is not material.

	RESPONDENT'S MOST RECENT FILING	THIS REPORT
Net capital requirement	$ 25,000	$ 25,000
Net Capital	$ 147,233	$ 154,514

See accompanying notes to financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Mutual Funds Investment Company, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Investment Company, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Mutual Funds Investment Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than those specified parties.

William Bathof & Company, P.C.

February 25, 2002